
SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 3 2017
15 REGISTRATIONS BRANCH



17018200

SE

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amerivet Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26550 Silverado Ct
(No. and Street)

Moreno Valley	CA	92555-5927
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elton Johnson Jr. 888-960-0644
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company
(Name – *if individual, state last, first, middle name*)

5910 Courtyard Dr Ste 230	Austin	TX	78731
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Elton Johnson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amerivet Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Riverside

Subscribed and sworn to (or affirmed) before me this 16 day of March, 2017, by Elton Johnson Jr

_______________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _______________ (Seal)


CARL W. JECH
Commission # 2135422
Notary Public - California
Riverside County
My Comm. Expires Dec 30, 2019

Amerivet Securities, Inc.

Financial Statements and Supplemental Schedule

December 31, 2016

Amerivet Securities, Inc.

Index to Financial Statements and Supplemental Schedule

December 31, 2016


BAUER
& COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Amerivet Securities, Inc.:

We have audited the accompanying statement of financial condition of Amerivet Securities, Inc. as of December 31, 2016, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Amerivet Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amerivet Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Amerivet Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of Amerivet Securities, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
March 14, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

Amerivet Securities, Inc.
Statement of Financial Condition
December 31, 2016

ASSETS

Deposit with clearing broker		$	10,000
Receivable from shareholder			12,282
Total Assets		**$**	**22,282**

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Liabilities			
Accrued expenses		$	800
Cash overdraft			3
Total Liabilities			803
Shareholders' Equity			
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)	$ 1,000		
Paid-in capital	263,574		
Retained earnings	(243,095)		
Total Shareholders' Equity			21,479
Total Liabilities and Shareholders' Equity		**$**	**22,282**

Amerivet Securities, Inc.
Statement of Changes In Shareholders' Equity
For The Year Ended December 31, 2016

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Deficit	Total
Balance December 31, 2015	1,000	$ 1,000	$ 210,089	$ (261,108)	$ (50,019)
Net Income		-	-	18,013	18,013
Contributions		-	42,395	-	42,395
Issuance of common stock in exchange for forgiveness of debt		-	10,000	-	10,000
Contributions in exchange for forgiveness of debt		-	1,090	-	1,090
Balance December 31, 2016	1,000	$ 1,000	$ 263,574	$ (243,095)	$ 21,479

See Report of Independent Registered Public Accounting Firm and Accompanying Notes to Financial Statements

Amerivet Securities, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net income	$	18,013
Adjustments to reconcile net income to net cash used by operating activities:		
Forgiveness of payables to NASD and FINRA		(33,726)
Change in operating assets and liabilities:		
Deposit with clearing broker		(10,000)
Receivable from shareholder		1,540
Bank overdraft		(9)
Due to others		84
Payable to FINRA		(19,033)
Commission receivable		1,314
Accrued expenses		(578)
Net cash flows used in operating activities		(42,395)
Cash Flows from Investing Activities		
Net cash flows from investing activities		-
Cash Flows from Financing Activities		
Shareholder contrtibutions		42,395
Net cash flows provided by financing activities		42,395
Net increase in cash		-
Cash at beginning of year		-
Cash at end of year	$	-

Supplemental Information		
Interest paid	$	-
Income taxes paid	$	800

Supplemental disclosure of non-cash financing acivities		
Issuance of common stock in exchange for forgiveness of debt	$	10,000
Contributions in exchange for forgiveness of debt	$	1,090

Amerivet Securities, Inc.
Notes to Financial Statements
December 31, 2016

Note 1 – Organization and Nature of Business

Amerivet Securities, Inc. (the "Company"), was incorporated in the State of California on August 6, 1993. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The only source of income currently is from mutual fund trailers and consulting agreements with the California State Controller's Office.

The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 2 – Significant Accounting Policies

Basis of Presentation – These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the Unites States of America. Revenues are recognized in the period earned and expenses when incurred, which is required by the SEC and FINRA.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents – For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition– Revenue consists of mutual fund trailers and consulting agreements with the California State Controller's Office, which is recognized when earned. The Company is evaluating new revenue recognition standards for brokers and dealers and will implement as required.

Financial Instruments and Credit Risk – Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accrued expenses.

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgement regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as a part of income tax expense, if any.

The Company is subject to California income tax, of which there is a minimum corporate tax of $800.

Recent Accounting Pronouncements – Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Fair Value – Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital and net capital requirements of $9,197 and $5,000, respectively, which was $4,197 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was 0.09 to 1.

Note 4 – Related Party Transactions

During 2016, the Company paid the President $25,480 for services rendered.

Note 4 – Related Party Transactions (continued)

During 2015, the Company received an advance from an affiliate for approximately $10,000. During 2016, the Company converted the advance of $10,000 into a 1% ownership of the Company and issued the affiliate 10 shares of common stock in forgiveness of the advance. The President of the Company transferred 10 of his outstanding shares of common stock.

During 2015, the Company received an advance from the shareholder for $1,090. During 2016, the Company recorded a contribution of $1,090 in forgiveness of the advance.

During 2003, the Company advanced the shareholder $24,429. The shareholder has been repaying the advance. During 2016, the shareholder repaid $1,540. The balance at December 31, 2016 is $12,282.

Note 5 – Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes at December 31, 2016 are as follows:

Deferred tax assets (liabilities):		
Net operating loss carryover		55,656
Total net deferred tax assets		55,656
Less valuation allowance		(55,656)
	$	-

The Company has established valuation allowances equal to the total gross deferred tax assets due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history. The valuation allowance decreased by $6,396 during the year ended December 31, 2016.

The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

Tax at U.S. statutory rate of 34%	$	6,396
Change in valuation allowance		(6,396)
Income tax provision (benefit)	$	-

As of December 31, 2016, the Company had federal net operating loss carryforwards of approximately $164,000, which will expire in varying amounts beginning in 2019, if not utilized. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards which can be used in future years.

The Company recorded the minimum corporate tax of $800 due to the state of California.

Amerivet Securities, Inc.
Notes to Financial Statements
December 31, 2016

Note 6 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for the year ending December 31, 2016 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 7 – Office Space

The Company utilizes office space provided by the shareholder free of charge.

Note 8 – Subsequent Events

The Company received $5,520 from a shareholder recorded as additional paid in capital.

Management has reviewed the results of operations for the period of time from its year end December 31, 2016 through March 14, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Amerivet Securities, Inc.
Schedule I - Computation of Net Capital Requirement
December 31, 2016

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	21,479
Nonallowable assets		
Receivable from shareholder		(12,282)
Net Capital	$	9,197
Computation of Net Captial Requirements		
Minimum net aggregate indebtedness		
6-2/3 % of net aggregate indebtedness	$	54
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
Excess Capital	$	4,197
Computation of Aggregate Indebtedness		
Total liabilities	$	803
Aggregate Indebtedness to net capital		0.09

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	9,997
Variance		
Accrued taxes		(800)
Net Capital per Audited Report	$	9,197

Amerivet Securities, Inc.

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 As of December 31, 2015

A computation of reserve requirement is not applicable to Amerivet Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3 As of December 31, 2015

Information relating to possession or control requirements is not applicable to Amerivet Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).


BAUER
& COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Amerivet Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2016, in which (1) Amerivet Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
March 14, 2017

AMERIVET SECURITIES, INC.
26550 SILVERADO COURT
MORENO VALLEY, CA 92555-5927
(888) 960-0644 (OFFICE) / (951) 346-5533 (FAX)
amerivet@yahoo.com (email address)
www.amerivetsecurities.com (website)
CRD #34786 / NFA #0250732 / IARD #34786
NAICS CODES: 523120 (securities brokerage) / 523140 (commodities brokerage) / 561611 (investment advisory services)

9 March 2017

MEMORANDUM FOR RECORD

SUBJECT: EXEMPTION REPORT-YEAR ENDED DECEMBER 31, 2016

Amerivet Securities, Inc. (the "Company") is responsible for complying with 17 C.F.R.40.17a-5, "Reports to be made by certain brokers and dealer." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the Exemption Provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of the Company:

1. The Company identified the following provisions of 17 C.F.R. 240.15c3-3(k) under which the Company claims an exemption from 17 C.F.R. 240.15c3-3(k)(2)(ii).

2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.



Elton Johnson, Jr.
President

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CIK: 0000912678

Name Associated with CIK: AMERIVET SECURITIES, INC.

Current Company Mailing Address: 26550 SILVERADO COURT, PARTICK HENRY VILLAGE, MORENO VALLEY, CA 92555

Contact Person: ELTON JOHNSON JR

Contact Telephone Number: (888) 960-0644

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Riverside
Subscribed and sworn to (or affirmed) before me this 15 day of March, 2017, by ELTON JOHNSON JR
_____, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature [signature] (Seal)

Signature of Authorized Person: [signature]

Notary Signature & Seal to be Placed Here: ____

Printed Name of Signature: ELTON JOHNSON JR

Title of Person Signing: PRESIDENT

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